February 7, 2005




Via Facsimile 214.740.8800 and U.S. Mail

Bryan L. Goolsby, Esq.
Toni Weinstein, Esq.
Locke Liddell & Sapp LLP
2200 Ross Avenue, Suite 2200
Dallas, Texas  75201

RE:	Summit Properties Partnership, L.P. ("Summit LP")
      Schedule TO-I filed January 27, 2005
      File No. 5-53141

Ladies and Gentlemen:

      We have the following comments on the above-referenced filing.

Cover Page of Schedule TO-I

1. The definition of "offeror" includes not only the purchaser of securities in the offer, but also any person or entity on whose behalf the offer is made (see Instruction K (1) to Schedule TO). Please advise us why Camden Property Trust has not also been identified as an offeror in this tender offer. Before drafting your esponse, please review "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov for general guidance. Any new offerors in the tender offer must ensure that they independently satisfy the timing, signatory and dissemination requirements of Schedule TO.

Item 5 of Schedule TO-I - Past Contracts, Transactions,
Negotiations and Agreements

2. Advise us why Summit LP believes it has complied with this item requirement. The response to this item requirement directs the unit holder to sections of the Form S-4 that do not appear to provide the required disclosure. For example, a presentation of option arrangements may actually be found in a separate section titled, "The Transaction - Conflicts of Interest...", but that section has not been incorporated by reference in response to this item.

Item 7 of Schedule TO-I - Source and Amount of Funds or Other
Consideration

3. This response to this item requirement incorporates by reference from sections of the Form S-4 that appear exclusively dedicated to disclosure with respect to the merger consideration. Advise us why Summit LP believes it has adequately explained to unit holder the source and amount of funds and securities offered in exchange for their existing units.

Item 10 of Schedule TO-I - Financial Statements

4. Advise us why the response to this item complies with Item 10 of Schedule TO and Item 1010(a)(1) of Regulation M-A.

5. Please confirm, if true, that the financial information appearing with respect to Camden on pages F-1 through F-13 of the Form S-4 has been delivered to unit holders of Summit LP. See General Instruction 6 of Item 10 to Schedule TO and the corresponding telephone interpretation I.H.7 in the July 2001 Supplement to the Manual of Telephone Interpretations publicly available on our website, www.sec.gov.

Summary - The Exchange Offer, page 10

6. The disclosure indicates that the tender offer is being made to each limited partner other than Summit. Advise us why excluding
Summit from the tender offer does not contravene Rule 13e-4(f)(8)(i).

A Warning About Forward-Looking Statements, page 42

7. The Private Securities Litigation Reform Act of 1995, by its terms, does not apply in connection with forward-looking statements made in the context of a tender offer. Please revise.

Background of the Transaction, page 44

8. At present, it appears unit holders have only been provided with a summarized history of the evolution of the offer price.
Provide a more precise description of the method underlying the calculation of the offer price, including any assumptions made, and quantify the calculations where practicable. We believe that unit holders need to know what valuation methodologies were used in deciding the amount of the consideration offered. See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000).

Opinion of JP Morgan, page 56

9. The disclosure on page 61 indicates that JP Morgan has provided services to both Camden and Summit for customary compensation. Revise to quantify the amount of fees that have been earned from Camden and Summit during the past two years. See Item 1015(b)(4) of Regulation M-A.

Conflicts of Interest..., page 62

10. It appears that the disclosure provided in this section was intended in part to comply with General Instruction C to Schedule
TO. Advise us why Summit LP believes it has complied with this disclosure requirement. We note, for example, that limited information has been provided with respect to the directors of Summit LP, and that we have otherwise been unable to locate a disclosure schedule or table with respect to the parties identified in General Instruction C.

Consequences of Failure to Properly Tender Existing Units in the
Exchange Offer, page 71

11. Revise to indicate the source of legal authority governing the automatic conversion of existing partnership units for new units.
For example, disclose which provision of the merger agreement, existing or new partnership agreement may be interpreted to require the automatic conversion.

12. Please advise us why the solicitation of consents in favor of the merger does not constitute an attempt to purchase the existing units outside of the tender offer in contravention of Rule 14e-5. See CoolBrands International, Inc./Eskimo Pie Corporation no-action letter (available July 12, 2000).

13. Revise to disclose the originally anticipated legal termination date of the partnership as described in the original partnership agreement.

Capitalization, page 83

14. The disclosure in this section, by implication, states the number of shares sought in the tender offer. In view of the requirement to have the tender offer extended to all holders of the subject class, and the disclosure obligation imposed by Item 4 of Schedule TO and corresponding Item 1004(a)(1)(i) of Regulation M-A, revise the disclosure in the Form S-4 to expressly indicate the number of shares in the subject class sought in the tender offer.

15. To the extent the number of shares sought in the tender offer is increased to reflect the number of shares outstanding, please revise the cover page of Schedule TO in order to recalculate the new filing fee owed.

Where You Can Find More Information,  page 114

16. The SEC no longer maintains an office for inspection and copying of documents outside of Washington, DC. Please revise.

Election Form

17. The form improperly asks unit holders to certify that they have "read" the terms of the offer. Please revise to delete the requirement that unit holders certify that they have "read" the offer. Alternatively, amend the form to include a legend in bold typeface that indicates the offeror(s) neither view(s) the certification made by unit holders that they have read the offering materials as a waiver of liability and that the offeror(s) promise(s) not to assert that this provision constitutes a waiver of liability.

Closing Information

      Please amend your filings promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the offeror(s) acknowledging that:

* the offeror(s) is (are) responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the offeror(s) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-2920. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,



Nicholas P. Panos
Special Counsel
Office of Mergers &
Acquisitions